Filed by Brocade Communications
Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: McData Corporation
Commission File No.:000-31257
FOR IMMEDIATE RELEASE

BROCADE CONTACTS
Media Relations	Investor Relations	Bite PR
Leslie Davis	Shirley Stacy	Mat Small
Tel: 408.333.5260	Tel: 408.333.5752	Tel: 415.365.0398
lmdavis@brocade.com	sstacy@brocade.com	mat.small@bitepr.com
ISS AND GLASS LEWIS RECOMMEND VOTE “FOR” PROPOSED ACQUISITION OF MCDATA
SAN JOSE, Calif.—January 11, 2007/PRNewswire-FirstCall/—Brocade® Communications Systems, Inc. (NASDAQ: BRCD) today announced that Institutional Shareholder Services (“ISS”) and Glass, Lewis & Co. (“Glass Lewis”), two leading independent proxy advisory firms, both recommended that Brocade stockholders vote “FOR” the issuance of Brocade common stock in connection with Brocade’s proposed acquisition of McDATA Corporation (NASDAQ: MCDTA/MCDT) at Brocade’s January 25, 2007 special meeting of stockholders. Shareholders of record as of the close of business on November 30, 2006 will be entitled to vote at the special meeting.
ISS and Glass Lewis are widely recognized as the leading independent proxy advisory firms in the nation. Their recommendations are reviewed and considered by major institutional investment firms, mutual firms, and other fiduciaries throughout the country.
In making its recommendation, ISS stated in its January 10, 2007 report:
“Based on our review of the transaction particularly the strategic rationale and the 42.8 percent increase in stock price since the announcement of the acquisition transaction, we believe that the share issuance warrants shareholder support.”

In making its recommendation, Glass Lewis stated in its January 8, 2007 report:
“Despite the ongoing FTC review, we believe that the proposed transaction has benefits for shareholders of both companies. The combination allows the companies to address the increasingly competitive marketplace and the potential entry of other companies. The transaction allows the companies to broaden and integrate their product lines, reduce operational costs, accelerate investments in new products, and deliver higher levels of service to the combined customer base.”
“We are pleased that ISS and Glass Lewis have recommended that our shareholders vote in favor of Brocade’s acquisition of McDATA,” said Michael Klayko, Brocade Chief Executive Officer. “Both ISS’ and Glass Lewis’ recommendations are consistent with our board’s unanimous determination that the company’s acquisition of McDATA will significantly enhance long-term growth opportunities, thereby creating substantial value for our combined shareholders. We believe that the combination will accelerate the pace of innovation, enable us to build stronger relationships with our customers and partners, and provide greater scale and efficiencies to accelerate our growth.”
As previously announced on August 8, 2006, Brocade and McDATA have entered into a definitive agreement whereby Brocade will acquire McDATA in an all-stock transaction. Under the terms of the agreement, McDATA stockholders will receive 0.75 shares of Brocade common stock for each share of McDATA class A common stock and each share of McDATA class B common stock they hold. The acquisition is subject to obtaining approval from both Brocade and McDATA stockholders, regulatory approvals, and certain other closing conditions.
Cautionary Statement
This press release contains statements that are forward-looking in nature, including statements regarding the completion of Brocade’s proposed acquisition of McDATA and the expected benefits of the acquisition. These statements are based on current expectations on the date of this press release and involve a number of risks and uncertainties, which may cause actual results to differ significantly from such estimates. The risks include, but are not limited to, the risk that transaction does not close, including the risk that required stockholder and regulatory approvals for the acquisition may not be obtained; the possibility that expected synergies and cost savings will not be obtained; the difficulty of integrating the business, operations and employees of the two companies; as well as developments in the market for storage area networking and related products and services. Certain of these and other risks are set forth in more detail in “Item 1A. Risk Factors” in Brocade’s Annual Report on Form 10-K for the fiscal year ended October 28, 2006. Brocade does not assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise.
About Brocade Communications Systems, Inc.
Brocade delivers industry-leading platforms, solutions, and services for intelligently connecting, managing, and optimizing IT resources in shared storage environments. The world’s premier systems, server, and storage providers offer the Brocade SilkWorm® family of Storage Area Network (SAN) connectivity platforms as the foundation for shared storage in organizations of all sizes. In addition, the Brocade Tapestry™ family of IT infrastructure solutions extends the ability to proactively manage and optimize application and information resources across the enterprise. Using Brocade solutions, organizations are better positioned to reduce cost, manage complexity, and satisfy business compliance requirements through optimized use and management of their IT resources. For more information, visit the Brocade Web site at www.brocade.com or contact the company at info@brocade.com.
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Brocade, the Brocade B weave logo, Fabric OS, File Lifecycle Manager, MyView, Secure Fabric OS, SilkWorm, iSNAP, and StorageX are registered trademarks and Tapestry is a trademark of Brocade Communications Systems, Inc., in the United States and/or in other countries. All other brands, products, or service names are or may be trademarks or service marks of, and are used to identify, products or services of their respective owners.
IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED WITH THE SEC
Brocade has filed with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McDATA have filed with the SEC and have mailed to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Brocade, McDATA, the transaction, and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. Investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McDATA through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at

(408) 333-5752 or investor-relations@brocade.com or from McDATA by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.
Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5752 or investor-relations@brocade.com.
McDATA and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in McDATA’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McDATA by contacting McDATA at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.